Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Cardiome Pharma Corp. (“Cardiome” or the “Corporation”)
6190 Agronomy Rd, Suite 405
Vancouver, BC V6T 1Z3

Item 2:	Date of Material Change

February 20, 2014

Item 3:	News Release

February 20, 2014 - Vancouver, Canada.

Item 4:	Summary of Material Change

Cardiome and CarCor Investment Holdings LLC (“CarCor”), the shareholder from which Cardiome purchased Correvio LLC, announced that they have entered into an agreement with a group of underwriters led by Canaccord Genuity Corp. for the sale, on a bought deal basis, of 1,500,000 common shares from Cardiome and 1,500,000 common shares in a secondary offering from CarCor, both at C$10.00 per common share, for a combined offering of C$30 million.

Item 5:	Full Description of Material Change
5.1	Full Description of Material Change

See attached press release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905

Item 9:	Date of Report

February 24, 2014.